Exhibit 99.1

51Talk Online Education Group Announces First Quarter 2024 Results

SINGAPORE, June 12, 2024 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its unaudited results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial and Operating Highlights

●	Gross billings[1] for the first quarter of 2024 were US$12.6 million, a 55.6% growth from the first quarter of 2023.

●	Net revenues were US$9.4 million for the first quarter of 2024, a 70.1% increase from US$5.6 million for the first quarter of 2023.

●	The number of quarterly active students with attended lesson consumption was approximately 46,200 in the first quarter of 2024, representing a 83.3% increase from approximately 25,200 for the first quarter of 2023.

Key Financial and Operating Data	For the three months ended
	March 31,	March 31,	Y-o-Y
	2023	2024	Change
Net Revenues (in US$ millions)	5.6	9.4	70.1%
Gross Margin	77.6%	77.5%	-0.1	ppt
Gross Billings (in US$ millions)	8.1	12.6	55.6%

Active students with attended lesson consumption[2] (in thousands)	25.2	46.2	83.3%

“Business momentum continued in the first quarter of 2024, driven by our diversified portfolio of markets driving us to exceed the high end of guidance. We have observed significant returns on our earlier investments. Particularly, our branding activities were supportive to increase our student base. We remain confident in our capability in delivering quality growth.” stated Mr. Jack Huang, Founder, Chairman, and Chief Executive Officer of 51Talk.

“Our over 46,000 quarterly active students, along with numerous participants in free trials, provide us with a substantial pool of potential demand. We have developed new products tailored to their needs, such as test preparation programs for school enrollments.”

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records

2 An “active student with attended lesson consumption” for a given period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“During the quarter, we formally established our AI Research Institute to explore how the latest technologies can enhance our user experience and operational efficiency. We have begun using AI to customize learning progress reports for students and conduct interviews and trainings for teachers.” Mr. Huang concluded.

First Quarter 2024 Financial Results

Net Revenues and Gross Margin

Net revenues for the first quarter of 2024 were US$9.4 million, a 70.1% increase from US$5.6 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 46,200 in the first quarter of 2024, a 83.3% increase from 25,200 for the same quarter last year.

Cost of revenues for the first quarter of 2024 was US$2.1 million, a 71.3% increase from US$1.2 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the first quarter of 2024 was US$7.3 million, a 69.8% increase from US$4.3 million for the same quarter last year.

Gross margin for the first quarter of 2024 was 77.5%, compared with 77.6% for the same quarter last year.

Operating Expenses

Total operating expenses for the first quarter of 2024 were US$11.3 million, a 64.1% increase from US$6.9 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the first quarter of 2024 were US$7.7 million, a 74.0% increase from US$4.4 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel and higher marketing expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2024 were US$7.7 million, a 75.3% increase from US$4.4 million for the same quarter last year.

Product development expenses for the first quarter of 2024 were US$1.0 million, a 42.7% increase from US$0.7 million for the same quarter last year. The increase was primarily due to higher product development personnel costs. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2024 were US$0.9 million, a 50.0% increase from US$0.6 million for the same quarter last year.

General and administrative expenses for the first quarter of 2024 were US$2.6 million, a 47.2% increase from US$1.8 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2024 were US$2.4 million, a 44.2% increase from US$1.6 million for the same quarter last year.

Loss from Operations

Operating loss for the first quarter of 2024 was US$3.9 million, compared with operating loss of US$2.6 million for the same quarter last year.

Non-GAAP operating loss for the first quarter of 2024 was US$3.7 million, compared with non-GAAP operating loss of US$2.3 million for the same quarter last year.

Net loss attributable to the Company’s ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders for the first quarter of 2024 was US$3.7 million, compared with net loss of US$2.6 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP net loss for the first quarter of 2024 was US$3.4 million, compared with non-GAAP net loss of US$2.4 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the first quarter of 2024 was US$0.01, compared with basic and diluted net loss per share of US$0.01 for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the first quarter of 2024 was US$0.01, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.01 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2024 was US$0.65, compared with basic and diluted net loss per ADS of US$0.46 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2024 was US$0.60, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.42 for the same quarter last year.

Balance Sheet

As of March 31, 2024, the Company had total cash, cash equivalents and time deposits of US$21.7 million, compared with US$23.4 million as of December 31, 2023.

The Company had advances from students3 of US$30.1 million as of March 31, 2024, compared with US$27.2 million as of December 31, 2023.

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”

The financial statements for the first quarter ended March 31, 2024 herein have not been audited or reviewed by the Company’s independent registered accounting firm.

Outlook

For the second quarter of 2024, the Company currently expects net gross billings to be between $13.5 million and $14.0 million, which would represent a sequential growth of 7.5% to 11.5%.

The foregoing outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 12, 2024 (8:00 PM Singapore/Hong Kong time on June 12, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Hong Kong (local toll):	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until June 19, 2024, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	7503555

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	Dec. 31,	Mar. 31,
	2023	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	21,298	17,350
Time deposits	2,091	4,320
Inventory	-	29
Prepaid expenses and other current assets	6,394	7,854
Total current assets	29,783	29,553

Non-current assets
Property and equipment, net	138	196
Intangible assets, net	92	89
Right-of-use assets	723	639
Deferred tax assets	72	71
Other non-current assets	348	249
Total non-current assets	1,373	1,244

Total assets	31,156	30,797

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities
Advances from students	27,214	30,056
Accrued expenses and other current liabilities	6,189	7,454
Amounts due to related parties	4,077	3,267
Lease liability	590	488
Taxes payable	1,060	1,191
Total current liabilities	39,130	42,456

Non-current liabilities
Lease liability	41	19
Other non-current liabilities	176	278
Total non-current liabilities	217	297

Total liabilities	39,347	42,753

Total shareholders’ deficits	(8,340)	(12,315)
Noncontrolling interests	149	359
Total deficits	(8,191)	(11,956)

Total liabilities and shareholders’ deficits	31,156	30,797

51TALK ONLINE EDUCATION GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	US$	US$	US$
Net revenues	5,552	7,471	9,446
Cost of revenues	(1,242)	(1,868)	(2,128)
Gross profit	4,310	5,603	7,318
Operating expenses
Sales and marketing expenses	(4,441)	(7,182)	(7,728)
Product development expenses	(662)	(864)	(945)
General and administrative expenses	(1,759)	(1,867)	(2,589)
Total operating expenses	(6,862)	(9,913)	(11,262)
Loss from operations	(2,552)	(4,310)	(3,944)
Interest income	33	67	82
Other income/(expenses), net	(75)	(1,253)	141
Loss before income tax expenses	(2,594)	(5,496)	(3,721)
Income tax expenses	(9)	(171)	(22)
Net loss	(2,603)	(5,667)	(3,743)
Net loss attributable to noncontrolling interests	-	-	(19)
Net loss attributable to the Company’s ordinary shareholders	(2,603)	(5,667)	(3,724)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	339,338,128	342,841,445	345,124,338

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.02)	(0.01)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.46)	(0.99)	(0.65)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(48)	(31)	(29)
Product development expenses	(54)	(45)	(33)
General and administrative expenses	(120)	(170)	(225)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	US$	US$	US$
Sales and marketing expenses	(4,441)	(7,182)	(7,728)
Less: Share-based compensation expenses	(48)	(31)	(29)
Non-GAAP sales and marketing expenses	(4,393)	(7,151)	(7,699)

Product development expenses	(662)	(864)	(945)
Less: Share-based compensation expenses	(54)	(45)	(33)
Non-GAAP product development expenses	(608)	(819)	(912)

General and administrative expenses	(1,759)	(1,867)	(2,589)
Less: Share-based compensation expenses	(120)	(170)	(225)
Non-GAAP general and administrative expenses	(1,639)	(1,697)	(2,364)

Operating expenses	(6,862)	(9,913)	(11,262)
Less: Share-based compensation expenses	(222)	(246)	(287)
Non-GAAP operating expenses	(6,640)	(9,667)	(10,975)

Loss from operations	(2,552)	(4,310)	(3,944)
Less: Share-based compensation expenses	(222)	(246)	(287)
Non-GAAP loss from operations	(2,330)	(4,064)	(3,657)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	US$	US$	US$
Income tax expenses	(9)	(171)	(22)
Less: Tax impact of Share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(9)	(171)	(22)

Net loss attributable to the Company’s ordinary shareholders	(2,603)	(5,667)	(3,724)
Less: Share-based compensation expenses	(222)	(246)	(287)
Non-GAAP net loss attributable to the Company’s ordinary shareholders	(2,381)	(5,421)	(3,437)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	339,338,128	342,841,445	345,124,338

Non-GAAP net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.02)	(0.01)

Non-GAAP net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.42)	(0.95)	(0.60)